UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Buenaventura Announces

Third Quarter and Nine-month 2024 Results

Lima, Peru, October 30, 2024 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the third quarter (3Q24) and nine-month period ended September 30, 2024 (9M24). All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Third Quarter and Nine-Month 2024 Highlights:

•	3Q24 EBITDA from direct operations excluding the sale of Chaupiloma Royalty Company was US$ 132.4 million, compared to US$ 53.3 million reported in 3Q23. 9M24 EBITDA from direct operations excluding the sale of Chaupiloma Royalty Company reached US$ 333.8 million, compared to US$ 121.9 million reported in 9M23.
•	3Q24 net income including the sale of Chaupiloma Royalty Company reached US$ 236.9 million, compared to a US$ 28.0 million net loss for the same period in 2023. 9M24 net income including the sale of Chaupiloma Royalty Company was US$ 369.1 million, compared to US$ 29.6 million in net income for the 9M23.
•	Buenaventura's cash position reached US$ 457.9 million by quarter’s end, September 30, 2024, while net debt amounted to US$ 224.7 million, resulting in a Leverage Ratio of 0.50x.
•	Buenaventura's 3Q24 consolidated silver production increased by 2.5M Oz, zinc production increased by 96% YoY, and lead production increased by 206% YoY, primarily driven by increased production at Uchucchacua and Yumpag. Gold production increased by 7% YoY due to increased output at Julcani and La Zanja. However, copper production decreased by 9% YoY. In 3Q23, copper production at El Brocal had increased due to higher than estimated copper content mined from the open pit transitional ore.
•	100% of the ore stockpiled during 2Q24 due to Buenaventura’s voluntary temporary suspension of El Brocal’s processing plant facilities was processed during the 3Q24. The underground mine reached a record ~12 KTPD average throughput and Uchucchacua reached an average 1,500 TPD throughput during 3Q24, which was achieved earlier than had previously been forecast. Yumpag maintained steady 1,000 TPD production during 3Q24.
•	Buenaventura completed the sale of its Chaupiloma Royalty Company to Franco-Nevada for US$ 210 million during 3Q24, as was announced on August 13, 2024.
•	3Q24 CAPEX related to San Gabriel was US$ 76.8 million, primarily allocated to the mine’s water dam and to power line construction.
•	Buenaventura’s credit rating was upgraded by Moody’s to B1 with a positive outlook. Moody’s cited Buenaventura's operational improvements driven by increased production from its El Brocal, Yumpag and Uchucchacua mines as well as efficiency in cost reduction, cash flow generation, and conservative liquidity management as key factors.

Financial Highlights (in millions of US$, excluding EPS):

	3Q24	3Q23	Var %	9M24	9M23	Var %
Total Revenues	331.1	211.3	57%	855.0	570.0	50%
Operating Income	286.4	-29.5	N.A.	399.9	-39.0	N.A.
EBITDA Direct Operations (1)	132.4	53.3	149%	333.8	121.9	174%
EBITDA Including Affiliates (1)	238.0	152.7	56%	660.3	418.5	58%
Net Income (2)	236.9	-28.0	N.A.	369.1	29.6	1,146%
EPS (3)	0.93	-0.11	N.A.	1.45	0.12	1,146%

(1)	Does not include US$ 208.9 million from the sale of Chaupiloma Royalty Company.
(2)	Net Income attributable to owners of the parent.
(3)	As of September 30, 2024, Buenaventura had a weighted average number of shares outstanding of 253,986,867.

CAPEX

3Q24 capital expenditures were US$ 98.0 million, compared to US$ 59.8 million for the same period in 2023. The 3Q24 capex includes US$ 76.8 million for the San Gabriel Project, US$ 8.3 million for the Trapiche Project, and US$ 12.9 million in sustaining capex. 9M24 capital expenditures reached US$ 240.1 million, compared to US$ 145.7 million in 9M23.

Operating Revenues

3Q24 net sales reached US$ 331.1 million, compared to US$ 211.3 million in 3Q23. Increased net sales were primarily driven by a higher volume of silver, lead, and zinc sold related to the resumption of ore processing at the Uchucchacua and Yumpag mines. Additionally, increased sales were also driven by higher prices during the third quarter 2024.

Operating Highlights	3Q24	3Q23	Var %	9M24	9M23	Var %
Net Sales (millions of US$)	331.1	211.3	57%	855.0	570.0	50%
Average Gold Price (US$/oz.) Direct Operations(1) (2)	2,514	1,921	31%	2,323	1,927	21%
Average Gold Price (US$/oz.) incl Associated(2) (3)	2,517	1,917	31%	2,312	1,925	20%
Average Silver Price (US$/oz.)(1) (2)	29.92	25.67	17%	28.14	24.30	16%
Average Lead Price (US$/MT)(1) (2)	2,082	2,225	-6%	2,078	2,030	2%
Average Zinc Price (US$/MT)(1) (2)	2,883	1,762	64%	2,618	2,152	22%
Average Copper Price (US$/MT)(1) (2)	9,391	8,291	13%	9,124	8,689	5%

Volume Sold	3Q24	3Q23	Var %	9M24	9M23	Var %
Gold Oz Direct Operations(1)	35,345	33,265	6%	100,151	102,700	-2%
Gold Oz incl. Associated(3)	38,733	41,780	-7%	115,598	117,239	-1%
Silver Oz(1)	3,875,123	1,743,629	122%	10,676,849	4,666,199	129%
Lead MT(1)	4,455	1,269	251%	13,129	4,799	174%
Zinc MT(1)	5,995	3,029	98%	18,417	8,324	121%
Copper MT(1)	15,622	17,802	-12%	39,883	41,940	-5%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	Realized prices include both provisional sales and final adjustments for price changes.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 40.094% of Coimolache.

Production and Operating Costs

Buenaventura’s 3Q24 equity gold production was 39,690 ounces, compared to 43,449 ounces produced in 3Q23. This decrease was primarily due to decreased production at Orcopampa and Coimolache, which was partially offset by increased production at Julcani and with benefit of re-leaching at La Zanja. 3Q24 silver production was 4,228,250 ounces, compared to 1,472,907 ounces produced in 3Q23. 3Q24 lead production was 4,953 MT, compared to 1,279 MT produced in 3Q23. 3Q24 zinc production was 7,374 MT, compared to 2,663 MT produced in 3Q23. Silver, lead, and zinc production increased during the quarter primarily due to production initiation at Uchucchacua and Yumpag. The Company’s 3Q24 equity copper production was 32,352 MT, compared to 34,075 MT produced in 3Q23, due to decreased production at El Brocal and Cerro Verde.

Equity Production	3Q24	3Q23	Var %	9M24	9M23	Var %
Gold Oz Direct Operations(1)	36,335	33,978	7%	102,637	105,930	-3%
Gold Oz including Associated Companies(2)	39,690	43,449	-9%	118,095	121,884	-3%
Silver Oz(1)	4,228,250	1,472,907	187%	10,859,769	3,984,040	173%
Lead MT(1)	4,953	1,279	287%	14,523	4,575	217%
Zinc MT(1)	7,374	2,663	177%	21,774	7,706	183%
Copper MT Direct Operations(1)	10,444	11,472	-9%	26,388	27,107	-3%
Copper MT including Associated Companies(3)	32,352	34,075	-5%	90,009	94,243	-4%

Consolidated Production	3Q24	3Q23	Var %	9M24	9M23	Var %
Gold Oz(4)	38,909	36,228	7%	109,321	111,574	-2%
Silver Oz(4)	4,427,457	1,933,025	129%	11,516,207	4,857,709	137%
Lead Pb(4)	4,953	1,620	206%	14,523	5,408	169%
Zinc MT(4)	7,374	3,762	96%	22,540	10,275	119%
Copper MT(4)	16,912	18,674	-9%	42,716	44,126	-3%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of El Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Tambomayo (100% owned by Buenaventura)

Production
		3Q24	3Q23	Var %	9M24	9M23	Var %
Gold	Oz	8,015	8,127	-1%	26,072	29,623	-12%
Silver	Oz	434,054	301,963	44%	1,143,490	1,237,001	-8%

Cost Applicable to Sales
		3Q24	3Q23	Var %	9M24	9M23	Var %
Gold	US$/Oz	1,469	1,891	-22%	1,430	1,357	5%

Tambomayo 3Q24 gold production decreased by 1% year on year due to a decrease in grades processed, as was expected. 3Q24 silver production increased by 44% year on year, due to a 30% increase in silver grades as per the mining sequence plan, along with enhanced metallurgical recoveries. Cost Applicable to Sales (CAS) decreased to 1,469 US$/Oz in 3Q24 from 1,891 US$/Oz in 3Q23, mainly due to decreased ground support costs as compared to 3Q23 when higher expenses were incurred related to rehabilitation in the upper zone of the mine.

Orcopampa (100% owned by Buenaventura)

Production
		3Q24	3Q23	Var %	9M24	9M23	Var %
Gold	Oz	17,831	20,576	-13%	54,426	60,547	-10%
Silver	Oz	6,891	7,168	-4%	22,857	22,028	4%

Cost Applicable to Sales
		3Q24	3Q23	Var %	9M24	9M23	Var %
Gold	US$/Oz	1,242	970	28%	1,167	973	20%

3Q24 gold and silver production decreased by 13% and 4% year on year, respectively, due to lower grades processed, consistent with the 2024 planned mining sequence. CAS increased, to 1,242 US$/Oz, in 3Q24 compared to 970 US$/Oz in 3Q23 due to decreased volume sold.

Coimolache (40.09% owned by Buenaventura)

Production
		3Q24	3Q23	Var %	9M24	9M23	Var %
Gold	Oz	8,368	23,621	-65%	38,554	39,789	-3%
Silver	Oz	38,705	87,185	-56%	178,341	176,755	1%

Cost Applicable to Sales
		3Q24	3Q23	Var %	9M24	9M23	Var %
Gold	US$/Oz	2,142	1,083	98%	1,512	1,711	-12%

Coimolache 3Q24 gold production decreased 65% year on year, in line with expectations. During the 3Q24, Buenaventura filed for a leach pad expansion construction permit at Coimolache, which is currently pending with the Ministry of Energy and Mines. Approval is expected by the end of 1Q25, enabling the Company to begin construction in 2Q25 and to resume leaching fresh ore in 3Q25. CAS increased to 2,142 US$/Oz for the 3Q24, from 1,083 US$/Oz in 3Q23 due to previously announced temporary decrease in production until leach pad expansion has been completed.

Uchucchacua & Yumpag (100% owned by Buenaventura)

Production
		3Q24	3Q23	Var %	9M24	9M23	Var %
Silver - Uchucchacua	Oz	608,412	N.A.	N.A.	1,524,944	N.A.	N.A.
Silver - Yumpag	Oz	2,591,227	N.A.	N.A.	6,017,839	N.A.	N.A.
Zinc	MT	6,153	N.A.	N.A.	16,521	N.A.	N.A.
Lead	MT	3,865	N.A.	N.A.	10,812	N.A.	N.A.

Cost Applicable to Sales
		3Q24	3Q23	Var %	9M24	9M23	Var %
Silver	US$/Oz	14.19	N.A.	N.A.	12.66	N.A.	N.A.

Uchucchacua’s 3Q24 silver, lead, and zinc production was consistent with expectations for the quarter. Production increased sequentially, to a daily average throughput of 1,500 TPD during 3Q24, aligned with the Company’s targeted 1,500 TPD by year end 2024. Yumpag’s silver production was in line with 3Q24 projections.

3Q24 Silver CAS reached 14.19 US$/Oz below initial estimates, due to the early approval of Yumpag´s operating permit, resulting in higher-grade silver ore than initially estimated for the quarter. Additionally, the increased production of lead and zinc from Uchucchacua also contributed to a reduction in unit costs.

Julcani (100% owned by Buenaventura)

Production
		3Q24	3Q23	Var %	9M24	9M23	Var %
Silver	Oz	261,492	427,269	-39%	1,090,232	1,317,895	-17%
Gold	Oz	1,428	N.A.	N.A.	2,839	N.A.	N.A.

Cost Applicable to Sales
		3Q24	3Q23	Var %	9M24	9M23	Var %
Silver	US$/Oz	35.34	26.09	35%	27.10	22.40	21%

3Q24 silver production decreased by 39% year on year in line with expectations, partially offset by 1,428 Oz of gold produced from the Rosario area early developments. 3Q24 CAS was 35.34 US$/Oz, compared to 26.09 US$/Oz in 3Q23; a 35% year on year increase due to increased exploration and development expenses required for the Rosario area.

El Brocal (61.43% owned by Buenaventura)

Production
		3Q24	3Q23	Var %	9M24	9M23	Var %
Copper	MT	16,769	18,674	-10%	42,334	44,126	-4%
Silver	Oz	516,480	1,192,944	-57%	1,701,940	2,265,152	-25%

Cost Applicable to Sales
		3Q24	3Q23	Var %	9M24	9M23	Var %
Copper	US$/MT	6,054	6,029	0%	6,041	6,290	-4%

El Brocal's 3Q24 copper production decreased by 10% year on year. All ore stockpiled in 2Q24 was processed during the 3Q24, enabling El Brocal to meet its targeted production for the first nine months of 2024. In 3Q23, copper production at El Brocal had increased due to higher than estimated copper content mined from the open pit transitional ore. 3Q24 silver production decreased by 57% year on year compared to the same period of 2023 when the open pit was in operation.

The average mining rate during 3Q24 was 12,000 tons per day, and the average mining rate for the first nine months of the year was 11,000 tons per day, aligned with the Company’s target for full year production to exceed 11,000 tons per day.

3Q24 copper CAS was in line with 3Q23, primarily due to an increase in volume processed during the quarter, resulting from stockpiled ore processed.

Share in Associated Companies

Buenaventura’s share in associated companies was US$ 48.7 million in 3Q24, compared with US$ 46.4 million in 3Q23, comprised of:

Share in the Result of Associates (in millions of US$)	3Q24	3Q23	Var %	9M24	9M23	Var %
Cerro Verde	49.8	44.4	12%	147.2	122.3	20%
Coimolache	-0.7	2.5	N.A.	3.4	-7.7	N.A.
Other minor	-0.4	-0.5	-21%	-0.5	-1.2	-61%
Total	48.7	46.4	5%	150.2	113.4	32%

Cerro Verde (19.58% owned by Buenaventura)

3Q24 copper production was 111,891 MT, 21,908 MT of which is attributable to Buenaventura; a 3% decrease as compared to 115,441 MT produced in 3Q23, 22,603 MT of which was attributable to Buenaventura.

Cerro Verde reported US$ 253.6 million in 3Q24 net income, compared to US$ 225.5 million in 3Q23 net income. This year on year increase is primarily due to a 3% year on year net sales increase from a higher average realized copper price of US$4.23 per pound, compared to US$3.77 per pound in 3Q23, partially offset by a 7% decrease in copper volume sold. Additionally, 3Q24 results reflect a gain on currency exchange difference as compared to a currency exchange loss in 3Q23. This exchange discrepancy increased 3Q24 results by US$ 29.7 million relative to 3Q23 results. Cerro Verde 3Q24 capital expenditure was US$ 91.1 million.

Coimolache (40.09% owned by Buenaventura)

Coimolache reported a US$ 2.0 million net loss in 3Q24, compared to a US$ 6.6 million net income in 3Q23.

San Gabriel Project

3Q24 capital expenditures were US$ 76.8 million, primarily directed to the water dam and to power line construction.

The commissioning team is in the planning stage, with completion targeted for year-end 2024. Mobilization for the Electrical & Instrumentation, auxiliary buildings, and medium voltage transmission line contractors began during the 3Q24. All structural steel is now on-site and major contracts for the plant and infrastructure have been awarded.

Item	Description	Cumulative Progress as of:
		4Q23	1Q24	2Q24	3Q24
1	Engineering	92%	94%	95%	97%
2	Procurement	89%	94%	98%	100%
3	Construction	27%	37%	50%	59%
4	Commissioning	0%	0%	0%	0%
	Total	38%	47%	57%	65%

Administrative Expenses

3Q24 General and Administrative expenses were US$ 17.0 million; a 3% decrease as compared to US$ 17.5 million in 3Q23. This variation can be attributed primarily to the exclusion of US$ 3.3 million in Administrative expenses related to back office expenses of Contacto, a subsidiary sold by Buenaventura in November 2023. Additionally, a US$ 2.5 million workers' participation provision has been recorded within 3Q24 General and Administrative expenses due to the higher year to date net income reported by the Company. This provision was not included within the Company’s 3Q23 results as Buenaventura recorded a net loss.

***

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2023 Form 20-F, please contact the investor relations contacts on page 1 of this report or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Associates (as of September 30, 2024)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	100.00	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A**	40.09	Tantahuatay
Sociedad Minera Cerro Verde S.A.A**	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

(*) Consolidated

(**) Equity Accounting

APPENDIX 2

Gold Production

Mining Unit	Operating Results	Unit	3Q24	3Q23	△%	9M24	9M23	△ %
Underground
Tambomayo	Ore Milled	DMT	146,457	143,469	2%	427,016	435,103	-2%
	Ore Grade	Gr/MT	2.04	2.22	-8%	2.23	2.57	-13%
	Recovery Rate	%	83.61	79.35	5%	85.29	82.08	4%
	Ounces Produced	Oz	8,015	8,127	-1%	26,072	29,623	-12%
Orcopampa	Ore Milled	DMT	101,685	74,026	37%	249,813	213,474	17%
	Ore Grade	Gr/MT	5.87	8.96	-34%	7.20	9.19	-22%
	Recovery Rate	%	92.84	96.48	-4%	94.09	96.01	-2%
	Ounces Produced*	Oz	17,831	20,576	-13%	54,426	60,547	-10%
Marcapunta	Ore Milled	DMT	1,223,279	776,985	57%	2,963,932	2,465,994	20%
	Ore Grade	Gr/MT	0.58	0.88	-33%	0.68	0.64	6%
	Recovery Rate	%	29.08	24.86	17%	26.66	28.09	-5%
	Ounces Produced*	Oz	6,673	5,431	23%	17,165	13,970	23%
Julcani Pb - Ag	Ounces Produced	Oz	55	-	N.A.	254	-	N.A.
Julcani Cu - Au	Ounces Produced	Oz	1,372	-	N.A.	2,585	-	N.A.
Open Pit
La Zanja	Ounces Produced	Oz	4,963	1,692	193%	8,655	6,772	28%
Tajo Norte Cu - Ag	Ounces Produced	Oz	-	402	N.A.	164	661	N.A.
Coimolache	Ounces Produced	Oz	8,368	23,621	-65%	38,554	39,789	-3%

Silver Production

Mining Unit	Operating Results	Unit	3Q24	3Q23	△%	9M24	9M23	△ %
Underground
Tambomayo	Ore Milled	DMT	146,457	143,469	2%	427,016	435,103	-2%
	Ore Grade	Oz/MT	3.34	2.55	31%	3.01	3.29	-8%
	Recovery Rate	%	88.65	82.04	8%	88.84	85.84	3%
	Ounces Produced	Oz	434,054	301,963	44%	1,143,490	1,237,001	-8%
Orcopampa	Ore Milled	DMT	101,685	74,026	37%	249,813	213,474	17%
	Ore Grade	Oz/MT	0.12	0.13	-4%	0.15	0.14	5%
	Recovery Rate	%	55.52	75.79	-27%	62.71	74.27	-16%
	Ounces Produced	Oz	6,891	7,168	-4%	22,857	22,028	4%
Uchucchacua	Ore Milled	DMT	138,469	-	N.A.	351,929	-	N.A.
	Ore Grade	Oz/MT	5.39	-	N.A.	5.25	-	N.A.
	Recovery Rate	%	81.46	-	N.A.	82.58	-	N.A.
	Ounces Produced	Oz	608,412	-	N.A.	1,524,944	-	N.A.
Yumpag	Ore Milled	DMT	95,412	-	N.A.	221,156	-	N.A.
	Ore Grade	Oz/MT	28.93	-	N.A.	29.12	-	N.A.
	Recovery Rate	%	93.88	-	N.A.	93.46	-	N.A.
	Ounces Produced	Oz	2,591,227	-	N.A.	6,017,839	-	N.A.
Julcani Pb - Ag	Ore Milled	DMT	11,661	31,268	-63%	55,455	87,663	-37%
	Ore Grade	Oz/MT	13.82	14.25	-3%	16.12	15.63	3%
	Recovery Rate	%	96.89	95.81	1%	97.04	96.04	1%
	Ounces Produced*	Oz	156,116	427,269	-63%	867,703	1,317,895	-34%
Julcani Cu - Au	Ore Milled	DMT	13,787	-	N.A.	25,440	-	N.A.
	Ore Grade	Oz/MT	7.97	-	N.A.	9.05	-	N.A.
	Recovery Rate	%	95.93	-	N.A.	96.64	-	N.A.
	Ounces Produced	Oz	105,376	-	N.A.	222,529	-	N.A.
Marcapunta	Ore Milled	DMT	1,223,279	776,985	57%	2,963,932	2,465,994	20%
	Ore Grade	Oz/MT	0.82	0.94	-13%	0.81	0.91	-11%
	Recovery Rate	%	51.76	58.70	-12%	51.59	56.15	-8%
	Ounces Produced	Oz	516,480	428,293	21%	1,231,418	1,259,899	-2%
Open Pit
Tajo Norte Cu - Ag	Ore Milled	DMT	-	354,994	N.A.	209,668	478,455	N.A.
	Ore Grade	Oz/MT	-	2.58	N.A.	3.47	2.24	55%
	Recovery Rate	%	-	56.71	N.A.	52.19	55.51	-6%
	Ounces Produced	Oz	-	591,886	N.A.	379,333	672,704	N.A.
Tajo Norte Pb - Zn	Ore Milled	DMT	-	162,367	N.A.	84,369	366,699	-77%
	Ore Grade	Oz/MT	-	1.97	N.A.	3.15	1.56	102%
	Recovery Rate	%	-	51.94	N.A.	34.30	58.92	-42%
	Ounces Produced	Oz	-	163,178	N.A.	91,190	322,962	-72%
La Zanja	Ounces Produced	Oz	8,901	3,681	142%	14,904	15,633	-5%
Coimolache	Ounces Produced	Oz	38,705	87,185	-56%	178,341	176,755	1%

Lead Production

Mining Unit	Operating Results	Unit	3Q24	3Q23	△%	9M24	9M23	△ %
Underground
Tambomayo	Ore Milled	DMT	146,457	143,469	2%	427,016	435,103	-2%
	Ore Grade	%	0.75	0.57	32%	0.83	0.77	8%
	Recovery Rate	%	88.91	75.05	18%	86.94	83.41	4%
	MT Produced	MT	979	603	62%	3,093	2,851	8%
Uchucchacua	Ore Milled	DMT	138,469	-	N.A.	351,929	-	N.A.
	Ore Grade	%	3.05	-	N.A.	3.37	-	N.A.
	Recovery Rate	%	91.57	-	N.A.	91.21	-	N.A.
	MT Produced	MT	3,865	-	N.A.	10,812	-	N.A.
Julcani Pb - Ag	Ore Milled	DMT	11,661	31,268	-63%	55,455	87,663	-37%
	Ore Grade	%	0.98	0.48	106%	1.17	0.51	130%
	Recovery Rate	%	94.89	88.79	7%	95.09	88.95	7%
	Ounces Produced*	MT	108	132	-18%	619	398	56%
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	-	162,367	N.A.	-	366,699	N.A.
	Ore Grade	%	-	1.63	N.A.	-	1.49	N.A.
	Recovery Rate	%	-	34.08	N.A.	-	40.22	N.A.
	MT Produced	MT	-	885	N.A.	-	2,160	N.A.

Zinc Production

Mining Unit	Operating Results	Unit	3Q24	3Q23	△%	9M24	9M23	△ %
Underground
Tambomayo	Ore Milled	DMT	146,457	143,469	2%	427,016	435,103	-2%
	Ore Grade	%	1.13	0.87	30%	1.23	1.06	16%
	Recovery Rate	%	73.87	71.98	3%	77.11	77.50	-1%
	MT Produced	MT	1,222	913	34%	4,034	3,614	12%
Uchucchacua	Ore Milled	DMT	138,469	-	N.A.	351,929	-	N.A.
	Ore Grade	%	5.06	-	N.A.	5.41	-	N.A.
	Recovery Rate	%	87.74	-	N.A.	86.74	-	N.A.
	MT Produced	MT	6,153	-	N.A.	16,521	-	N.A.
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	-	162,367	N.A.	84,369	366,699	-77%
	Ore Grade	%	-	4.09	N.A.	4.95	3.61	37%
	Recovery Rate	%	-	42.97	N.A.	47.52	51.87	-8%
	MT Produced	MT	-	2,849	N.A.	1,985	6,661	-70%

Copper Production

Mining Unit	Operating Results	Unit	3Q24	3Q23	△%	9M24	9M23	△ %
Underground
Marcapunta	Ore Milled	DMT	1,223,279	776,985	57%	2,963,932	2,465,994	20%
	Ore Grade	%	1.57	1.75	-10%	1.55	1.70	-9%
	Recovery Rate	%	87.13	84.71	3%	85.83	85.57	0%
	MT Produced	MT	16,769	11,501	46%	39,328	35,891	10%
Julcani Pb - Ag	MT Produced	MT	21	-	N.A.	114	-	N.A.
Julcani Cu - Au	MT Produced	MT	90	-	N.A.	174	-	N.A.
Tambomayo	MT Produced	MT	32	-	N.A.	94	-	N.A.
Open Pit
Tajo Norte Cu - Ag	Ore Milled	DMT	-	354,994	N.A.	209,668	478,455	N.A.
	Ore Grade	%	-	2.86	N.A.	2.52	2.49	N.A.
	Recovery Rate	%	-	59.71	N.A.	56.79	59.89	-5%
	MT Produced	MT	-	7,174	N.A.	3,006	8,235	N.A.

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

	3Q24	3Q23	9M24	9M23
Net Income	244,426	-24,498	385,853	42,953
Add / Subtract:	96,888	77,758	156,810	78,961
Depreciation and Amortization of cost of sales	43,815	51,264	119,717	121,816
Provision (credit) for income tax, net	98,141	-1,264	127,227	-2,070
Interest expense	13,100	13,381	42,508	43,455
Loss (gain) on currency exchange difference	-18,369	31,176	572	-3,450
Provision of bonuses and compensations	4,856	4,447	14,309	10,391
Loss (gain) from discontinued operations	1,459	167	1,521	-439
Workers' participation provision	6,199	2,899	9,021	4,691
Depreciation and amortization in administration expenses	589	651	1,342	1,943
Depreciation and Amortization in other, net	14	30	39	79
Provision (reversal) for contingencies	1,245	-240	1,878	-5,534
Share in associated companies by the equity method, net	-48,664	-46,375	-150,189	-113,368
Write-off of fixed assets	1,165	632	3,172	870
Impairment (reversal) of inventories	-403	23,112	-4,294	26,650
Interest income	-3,654	-2,122	-7,627	-6,073
Changes in provision of exploration activities	236	0	236	0
Change in environmental liabilities provision	-2,841	0	-2,622	0
EBITDA Buenaventura Direct Operations	341,314	53,260	542,663	121,914
EBITDA Cerro Verde (19.58%)	105,458	95,953	315,409	296,566
EBITDA Coimolache (40.095%)	86	3,528	11,084	-3
EBITDA Buenaventura + All Associates	446,858	152,741	869,157	418,477

*Cerro Verde’s EBITDA accounts for D&A related to the capitalization of the stripping.

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (2) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities.

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

Operations’ Cost applicable to sales does not include operating cost for those months during which Buenaventura’s operations were suspended due to COVID-19, as these have been classified as “Unabsorbed costs due to production stoppage” within the financial statements.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2022 and 2021 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2021 and 2022 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended September 30		For the 9 months ended September 30
	2024	2023	2024	2023
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	154,399	136,195	402,017	342,171
Add:
Consolidated Exploration in units in operation	13,702	12,418	35,808	39,051
Consolidated Commercial deductions	49,738	51,260	131,352	134,651
Consolidated Selling expenses	7,004	4,277	18,670	12,745
Consolidated Cost applicable to sales	224,843	204,150	587,847	528,618

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended September 30		For the 9 months ended September 30
	2024	2023	2024	2023
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	2,492	71	3,949	123
Julcani, Silver	5,998	7,761	19,544	21,670
Julcani, Lead	154	181	792	513
Julcani, Copper	113	99	449	296
Orcopampa, Gold	20,039	17,987	56,444	52,819
Orcopampa, Silver	133	69	273	195
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold (incl. Yumpag)	0	0	0	0
Uchucchacua, Silver (incl. Yumpag)	28,341	0	62,087	0
Uchucchacua, Lead (incl. Yumpag)	2,499	0	6,264	0
Uchucchacua, Zinc (incl. Yumpag)	4,887	0	11,282	0
Tambomayo, Gold	9,296	11,899	29,083	29,626
Tambomayo, Silver	6,263	5,758	15,513	15,406
Tambomayo, Zinc	917	1,020	4,074	2,982
Tambomayo, Lead	1,374	0	3,030	2,979
Tambomayo, Copper	149	0	492	0
La Zanja, Gold	3,785	5,660	10,519	23,397
La Zanja, Silver	157	333	470	1,270
La Zanja, Lead	0	0	0	0
El Brocal, Gold	3,827	3,367	9,943	7,489
El Brocal, Silver	4,968	10,936	15,105	19,045
El Brocal, Lead	0	610	0	1,654
El Brocal, Zinc	0	2,485	1,508	5,428
El Brocal, Copper	57,656	66,626	146,274	153,802
Non Mining Units	1,350	1,333	4,923	3,477
Consolidated Cost of sales, excluding depreciation and amortization	154,399	136,195	402,017	342,171

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended September 30		For the 9 months ended September 30
	2024	2023	2024	2023
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	920	16	1,419	28
Julcani, Silver	2,213	1,793	7,025	4,937
Julcani, Lead	57	42	285	117
Julcani, Copper	42	23	161	67
Orcopampa, Gold	2,015	1,434	5,911	4,697
Orcopampa, Silver	13	6	29	17
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold (incl. Yumpag)	0	0	0	0
Uchucchacua, Silver (incl. Yumpag)	3,695	6,661	8,520	20,592
Uchucchacua, Lead (incl. Yumpag)	326	0	860	0
Uchucchacua, Zinc (incl. Yumpag)	637	0	1,548	0
Tambomayo, Gold	604	459	1,807	1,304
Tambomayo, Silver	407	222	964	678
Tambomayo, Lead	60	39	188	131
Tambomayo, Zinc	89	0	253	131
Tambomayo, Copper	10	0	31	0
La Zanja, Gold	60	103	108	415
La Zanja, Silver	3	6	5	23
La Zanja, Lead	0	0	0	0
El Brocal, Gold	147	65	385	236
El Brocal, Silver	191	210	585	601
El Brocal, Lead	0	12	0	52
El Brocal, Zinc	0	48	58	171
El Brocal, Copper	2,214	1,280	5,666	4,853
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	13,702	12,418	35,808	39,051

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended September 30		For the 9 months ended September 30
	2024	2023	2024	2023
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	137	4	313	7
Julcani, Silver	376	549	1,446	1,273
Julcani, Lead	11	12	56	29
Julcani, Copper	7	6	40	16
Orcopampa, Gold	183	215	484	826
Orcopampa, Silver	2	1	3	0
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold (incl. Yumpag)	0	0	0	0
Uchucchacua, Silver (incl. Yumpag)	5,824	753	15,747	3,299
Uchucchacua, Lead (incl. Yumpag)	877	0	2,439	0
Uchucchacua, Zinc (incl. Yumpag)	3,720	0	9,232	0
Tambomayo, Gold	625	1,274	2,407	4,071
Tambomayo, Silver	576	685	1,715	2,355
Tambomayo, Lead	74	70	275	351
Tambomayo, Zinc	600	301	1,884	1,756
Tambomayo, Copper	7	0	23	0
La Zanja, Gold	15	6	45	86
La Zanja, Silver	0	3	3	9
El Brocal, Gold	2,121	2,114	5,603	5,025
El Brocal, Silver	2,715	5,888	8,124	11,634
El Brocal, Lead	-13	193	-49	608
El Brocal, Zinc	126	1,906	1,144	4,379
El Brocal, Copper	31,754	37,280	80,418	98,928
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	49,738	51,260	131,352	134,651

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended September 30		For the 9 months ended September 30
	2024	2023	2024	2023
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	81	0	101	1
Julcani, Silver	194	43	499	156
Julcani, Lead	5	1	20	4
Julcani, Copper	4	1	11	2
Orcopampa, Gold	157	202	432	512
Orcopampa, Silver	1	1	2	2
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold (incl. Yumpag)	0	0	0	0
Uchucchacua, Silver (incl. Yumpag)	1,647	600	3,913	2,203
Uchucchacua, Lead (incl. Yumpag)	145	0	395	0
Uchucchacua, Zinc (incl. Yumpag)	284	0	711	0
Tambomayo, Gold	399	400	1,308	1,175
Tambomayo, Silver	269	194	698	611
Tambomayo, Lead	39	34	136	118
Tambomayo, Zinc	59	0	183	118
Tambomayo, Copper	6	0	22	0
La Zanja, Gold	70	31	280	135
La Zanja, Silver	3	2	13	7
La Zanja, Lead	0	0	0	0
El Brocal, Gold	176	103	512	286
El Brocal, Silver	228	336	778	728
El Brocal, Lead	0	19	0	63
El Brocal, Zinc	0	76	78	208
El Brocal, Copper	2,648	2,045	7,532	5,882
Non Mining Units	589	189	1,046	533
Consolidated Selling expenses	7,004	4,277	18,670	12,745

	JULCANI
	3Q 2024						3Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,492	5,998	154	-	113	8,757	71	7,761	181	-	99	8,112
Add:
Exploration Expenses (US$000)	920	2,213	57	-	42	3,232	16	1,793	42	-	23	1,874
Commercial Deductions (US$000)	137	376	11	-	7	531	4	549	12	-	6	571
Selling Expenses (US$000)	81	194.50	5.00	-	4	284	0	43	1	-	1	45
Cost Applicable to Sales (US$000)	3,630	8,781	227	-	166	12,804	92	10,145	236	-	129	10,602
Divide:
Volume Sold	1,293	248,442	96	-	20	Not Applicable	51	388,854	107	-	16	Not Applicable
CAS	2,808	35.34	2,363	-	8,443	Not Applicable	1,791	26.09	2,196	-	8,019	Not Applicable

	JULCANI
	9M 2024						9M 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	3,949	19,544	792	-	449	24,734	123	21,670	513	-	296	22,602
Add:
Exploration Expenses (US$000)	1,419	7,025	285	-	161	8,890	28	4,937	117	-	67	5,149
Commercial Deductions (US$000)	313	1,446	56	-	40	1,854	7	1,273	29	-	16	1,325
Selling Expenses (US$000)	101	499	20	-	11	632	1	156	4	-	2	163
Cost Applicable to Sales (US$000)	5,782	28,515	1,152	-	661	36,110	158	28,036	663	-	382	29,239
Divide:
Volume Sold	2,527	1,052,051	562	-	79	Not Applicable	90	1,251,585	339	-	50	No Aplicable
CAS	2,288	27.10	2,051	-	8,320	No Applicable	1,759	22.40	1,955	-	7,637	No Applicable

	ORCOPAMPA
	3Q 2024						3Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	20,039	133	-	-	-	20,172	17,987	69	-	-	-	18,056
Add:					-
Exploration Expenses (US$000)	2,015	13	-	-	-	2,028	1,434	6	-	-	-	1,440
Commercial Deductions (US$000)	183	2	-	-	-	185	215	1	-	-	-	216
Selling Expenses (US$000)	157	1	-	-	-	158	202	1	-	-	-	203
Cost Applicable to Sales (US$000)	22,393	150	-	-	-	22,543	19,839	76	-	-	-	19,915
Divide:
Volume Sold	18,027	10,031	-	-	-	Not Applicable	20,460	6,710	-	-	-	Not Applicable
CAS	1,242	14.93	-	-	-	Not Applicable	970	11.34	-	-	-	Not Applicable

	ORCOPAMPA
	9M 2024						9M 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	56,444	273	-	-	-	56,717	52,819	195	-	-	-	53,014
Add:
Exploration Expenses (US$000)	5,911	29	-	-	-	5,940	4,697	17	-	-	-	4,714
Commercial Deductions (US$000)	484	3	-	-	-	487	826	0	-	-	-	826
Selling Expenses (US$000)	432	2	-	-	-	434	512	2	-	-	-	514
Cost Applicable to Sales (US$000)	63,271	307	-	-	-	63,578	58,854	214	-	-	-	59,068
Divide:
Volume Sold	54,223	22,174	-	-	-	Not Applicable	60,504	19,432	-	-	-	Not Applicable
CAS	1,167	13.84	-	-	-	No Applicable	973	11.01	-	-	-	No Applicable

	UCHUCCHACUA (INCL. YUMPAG)
	3Q 2024						3Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	28,341	2,499	4,887	-	35,726	-	-	-	-	-	-
Add:
Exploration Expenses (US$000)	-	3,695	326	637	-	4,658	-	6,661	-	-	-	6,661
Commercial Deductions (US$000)	-	5,824	877	3,720	-	10,421	-	753	-	-	-	753
Selling Expenses (US$000)	-	1,647	145	284	-	2,076	-	600	-	-	-	600
Cost Applicable to Sales (US$000)	-	39,507	3,847	9,528	-	52,882	-	8,014	-	-	-	8,014
Divide:
Volume Sold	-	2,784,161	3,510	5,026	-	Not Applicable	-	85,499	-	-	-	Not Applicable
CAS	-	14.19	1,096	1,896	-	No Applicable	-	93.74	-	-	-	No Applicable

	UCHUCCHACUA (INCL. YUMPAG)
	9M 2024						9M 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	62,087	6,264	11,282	-	79,633	-	-	-	-	-	-
Add:
Exploration Expenses (US$000)	-	8,520	860	1,548	-	10,928	-	20,592	-	-	-	20,592
Commercial Deductions (US$000)	-	15,747	2,439	9,232	-	27,419	-	3,299	-	-	-	3,299
Selling Expenses (US$000)	-	3,913	395	711	-	5,019	-	2,203	-	-	-	2,203
Cost Applicable to Sales (US$000)	-	90,268	9,958	22,773	-	122,999	-	26,094	-	-	-	26,094
Divide:
Volume Sold	-	7,131,489	9,807	13,593	-	Not Applicable	-	366,778	-	-	-	Not Applicable
CAS	-	12.66	1,015	1,675	-	No Applicable	-	71.15	-	-	-	No Applicable

	TAMBOMAYO
	3Q 2024						3Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	9,296	6,263	917	1,374	149	17,999	11,899	5,758	1,020	-	-	18,677
Add:
Exploration Expenses (US$000)	604	407	60	89	10	1,169	459	222	39	-	-	720
Commercial Deductions (US$000)	625	576	74	600	7	1,882	1,274	685	70	301	-	2,330
Selling Expenses (US$000)	399	269	39	59	6	772	400	194	34	-	-	628
Cost Applicable to Sales (US$000)	10,924	7,514	1,090	2,122	172	21,822	14,031	6,858	1,164	301	-	22,355
Divide:
Volume Sold	7,438	402,631	849	969	32	Not Applicable	7,421	269,542	525	682	-	Not Applicable
CAS	1,469	18.66	1,283	2,190	5,463	No Applicable	1,891	25.44	2,218	441	-	No Applicable

	TAMBOMAYO
	9M 2024						9M 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	29,083	15,513	3,030	4,074	492	52,191	29,626	15,406	2,979	2,982	-	50,993
Add:
Exploration Expenses (US$000)	1,807	964	188	253	31	3,242	1,304	678	131	131	-	2,244
Commercial Deductions (US$000)	2,407	1,715	275	1,884	23	6,303	4,071	2,355	351	1,756	-	8,532
Selling Expenses (US$000)	1,308	698	136	183	22	2,347	1,175	611	118	118	-	2,023
Cost Applicable to Sales (US$000)	34,604	18,888	3,629	6,394	-	64,083	36,176	19,050	3,578	4,988	-	63,792
Divide:
Volume Sold	24,199	1,035,689	2,692	3,231	95	Not Applicable	26,649	1,125,434	2,521	2,846	-	Not Applicable
CAS	1,430	18.24	1,348	1,979	-	No Applicable	1,357	16.93	1,419	1,753	-	Not Applicable

	LA ZANJA
	3Q 2024						3Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	3,785	157	-	-	-	3,942	5,660	333	-	-	-	5,993
Add:
Exploration Expenses (US$000)	60	3	-	-	-	63	103	6	-	-	-	109
Commercial Deductions (US$000)	15	0	-	-	-	15	6	3	-	-	-	8
Selling Expenses (US$000)	70	3	-	-	-	73	31	2	-	-	-	33
Cost Applicable to Sales (US$000)	3,931	163	-	-	-	4,094	5,800	344	-	-	-	6,143
Divide:
Volume Sold	4,676	16,450	-	-	-	Not Applicable	1,780	6,442	-	-	-	Not Applicable
CAS	841	9.91	-	-	-	Not Applicable	3,259	53.36	-	-	-	Not Applicable

	LA ZANJA
	9M 2024						9M 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	10,519	470	-	-	-	10,989	23,397	1,270	-	-	-	24,667
Add:
Exploration Expenses (US$000)	108	5	-	-	-	113	415	23	-	-	-	438
Commercial Deductions (US$000)	45	3	-	-	-	48	86	9	-	-	-	96
Selling Expenses (US$000)	280	13	-	-	-	293	135	7	-	-	-	142
Cost Applicable to Sales (US$000)	10,953	490	-	-	-	11,443	24,034	1,309	-	-	-	25,343
Divide:
Volume Sold	8,525	32,140	-	-	-	Not Applicable	6,883	28,973	-	-	-	Not Applicable
CAS	1,285	15.26	-	-	-	Not Applicable	3,492	45.17	-	-	-	Not Applicable

	BROCAL
	3Q 2024						3Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	3,827	4,968	-	-	57,656	66,451	3,367	10,936	610	2,485	66,626	84,024
Add:
Exploration Expenses (US$000)	147	191	-	-	2,214	2,552	65	210	12	48	1,280	1,614
Commercial Deductions (US$000)	2,121	2,715	-13	126	31,754	36,703	2,114	5,888	193	1,906	37,280	47,382
Selling Expenses (US$000)	176	228	-	-	2,648	3,052	103	336	19	76	2,045	2,579
Cost Applicable to Sales (US$000)	6,271	8,102	-13	126	94,273	108,759	5,649	17,370	833	4,516	107,231	135,599
Divide:
Volume Sold	3,912	413,407	-	-	15,571	Not Applicable	3,553	986,583	636	2,347	17,786	Not Applicable
CAS	1,603	19.60	-	-	6,054	Not Applicable	1,590	17.61	1,309	1,924	6,029	Not Applicable

	BROCAL
	9M 2024						9M 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	9,943	15,105	-	1,508	146,274	172,830	7,489	19,045	1,654	5,428	153,802	187,418
Add:
Exploration Expenses (US$000)	385	585	-	58	5,666	6,695	236	601	52	171	4,853	5,914
Commercial Deductions (US$000)	5,603	8,124	-49	1,144	80,418	95,240	5,025	11,634	608	4,379	98,928	120,572
Selling Expenses (US$000)	512	778	-	78	7,532	8,899	286	728	63	208	5,882	7,167
Cost Applicable to Sales (US$000)	16,443	24,592	-49	2,788	239,890	283,664	13,036	32,008	2,377	10,185	263,465	321,071
Divide:
Volume Sold	10,676	1,403,306	72	1,592	39,709	Not Applicable	8,575	1,873,998	1,939	5,478	41,889	Not Applicable
CAS	1,540	17.52	-	1,751	6,041	No Applicable	1,520	17.08	1,226	1,859	6,290	Not Applicable

	NON MINING COMPANIES
	3Q 2024						3Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	1,350	-	-	-	-	-	1,333
Add:
Selling Expenses (US$000)	-	-	-	-	-	589	-	-	-	-	-	189
Total (US$000)	-	-	-	-	-	1,939	-	-	-	-	-	1,522

	NON MINING COMPANIES
	9M 2024						9M 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	4,923	-	-	-	-	-	3,477
Add:												-
Selling Expenses (US$000)	-	-	-	-	-	1,046	-	-	-	-	-	533
Total (US$000)	-	-	-	-	-	5,969	-	-	-	-	-	4,010

	BUENAVENTURA CONSOLIDATED
	3Q 2024						3Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	39,440	45,860	3,570	6,261	57,918	154,399	38,984	24,856	1,811	2,485	66,725	136,195
Add:
Exploration Expenses (US$000)	3,746	6,522	442	726	2,266	13,702	2,077	8,897	93	48	1,303	12,418
Commercial Deductions (US$000)	3,081	9,493	949	4,446	31,769	49,738	3,613	7,879	275	2,207	37,287	51,260
Selling Expenses (US$000)	882	2,342	190	343	2,658	7,004	737	1,175	54	76	2,046	4,277
Cost Applicable to Sales (US$000)	47,149	64,216	5,151	11,776	94,611	224,843	45,411	42,807	2,233	4,816	107,360	204,150
Divide:
Volume Sold	35,345	3,875,123	4,455	5,995	15,622	Not Applicable	33,265	1,743,629	1,269	3,029	17,802	Not Applicable
CAS	1,334	16.57	1,156	1,964	6,056	Not Applicable	1,365	24.55	1,760	1,590	6,031	Not Applicable

	BUENAVENTURA CONSOLIDATED
	9M 2024						9M 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	109,937	112,993	10,086	16,863	147,215	402,017	113,455	57,585	5,145	8,410	154,099	342,171
Add:
Exploration Expenses (US$000)	9,631	17,127	1,332	1,860	5,858	35,808	6,680	26,847	300	302	4,921	39,051
Commercial Deductions (US$000)	8,852	27,039	2,721	12,260	80,480	131,352	10,014	18,571	987	6,135	98,944	134,651
Selling Expenses (US$000)	2,633	5,903	551	972	7,565	18,670	2,109	3,708	185	326	5,884	12,745
Cost Applicable to Sales (US$000)	131,053	163,061	14,691	31,955	240,551	587,847	132,258	106,711	6,618	15,173	263,847	528,618
Divide:
Volume Sold	100,151	10,676,849	13,134	18,417	39,883	Not Applicable	102,700	4,666,199	4,799	8,324	41,940	Not Applicable
CAS	1,309	15.27	1,119	1,735	6,031	Not Applicable	1,288	22.87	1,379	1,823	6,291	Not Applicable

	COIMOLACHE
122%	3Q 2024						3Q 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	13,476	740	-	-	-	14,216	18,044	866	-	-	-	18,910
Add:
Exploration Expenses (US$000)	4,444	244	-	-	-	4,688	4,530	217	-	-	-	4,747
Commercial Deductions (US$000)	49	3	-	-	-	51	181	40	-	-	-	221
Selling Expenses (US$000)	132	7	-	-	-	139	235	11	-	-	-	246
Cost Applicable to Sales (US$000)	18,101	994	-	-	-	19,094	22,990	1,134	-	-	-	24,124
Divide:
Volume Sold	8,450	38,748	-	-	-	Not Applicable	21,237	82,379	-	-	-	Not Applicable
CAS	2,142	25.65	-	-	-	Not Applicable	1,083	13.77	-	-	-	Not Applicable

	COIMOLACHE
	9M 2024						9M 2023
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	51,631	2,813	-	-	-	54,444	51,805	2,881	-	-	-	54,686
Add:
Exploration Expenses (US$000)	5,756	314	-	-	-	6,070	9,485	527	-	-	-	10,012
Commercial Deductions (US$000)	339	16	-	-	-	355	293	48	-	-	-	342
Selling Expenses (US$000)	521	28	-	-	-	549	468	26	-	-	-	494
Cost Applicable to Sales (US$000)	58,247	3,171	-	-	-	61,418	62,051	3,483	-	-	-	65,534
Divide:
Volume Sold	38,526	177,393	-	-	-	Not Applicable	36,261	164,895	-	-	-	Not Applicable
CAS	1,512	17.88	-	-	-	No Applicable	1,711	21.12	-	-	-	Not Applicable

APPENDIX 5: All-in Sustaining Cost

All-in Sustaining Cost for 3Q24 - Gold

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]		Tantahuatay
	3Q24		3Q24		3Q24		3Q24		3Q24
Au Ounces Sold Net		26,758		4,676		3,912		35,345		8,450

Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	86,371	3,228	7,850	1,679	67,606	17,283	161,827	4,578	14,216	1,682
Exploration in Operating Units	11,091	414	63	13	2,570	657	13,724	388	4,687	555
Royalties	4,702	176	0	0	0	0	4,702	133	0	0
Comercial Deductions[3]	13,019	487	15	3	36,703	9,383	49,738	1,407	51	6
Selling Expenses	3,290	123	29	6	3,052	780	6,371	180	139	16
Administrative Expenses	13,268	496	421	90	2,347	600	16,036	454	833	99
Other, net	746	28	1,364	292	759	194	2,869	81	24	3
Sustaining Capex[4]	6,131	229	0	0	3,789	969	9,920	281	2,263	268

By-product Credit	-129,471	-4,839	-510	-109	-159,248	-40,711	-289,229	-8,183	-1,179	-140

All-in Sustaining Cost	9,147	342	9,232	1,975	-42,422	-10,845	-24,043	-680	21,034	2,489

All-in Sustaining Cost for 3Q24 - Copper

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]
	3Q24		3Q24		3Q24		3Q24
Cu MT Sold Net		51		0		15,571		15,622

Income Statement & Cash Flow	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu

Cost of Sales	86,371	1,686,275	7,850	-	67,606	4,342	161,827	10,359
Exploration in Operating Units	11,091	216,537	63	-	2,570	165	13,724	878
Royalties	4,702	91,793	0	-	0	0	4,702	301
Comercial Deductions[3]	13,019	254,173	15	-	36,703	2,357	49,738	3,184
Selling Expenses	3,290	64,233	29	-	3,052	196	6,371	408
Administrative Expenses	13,268	259,039	421	-	2,347	151	16,036	1,026
Other, net	746	14,565	1,364	-	759	49	2,869	184
Sustaining Capex[4]	6,131	119,697	0	-	3,789	243	9,920	635

By-product Credit	-195,913	-3,824,923	-12,783	-	-22,680	-1,457	-231,375	-14,810

All-in Sustaining Cost	-57,295	-1,118,611	-3,040	-	94,147	6,046	33,811	2,164

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 100% from El Brocal.

3. For all metals produced.

4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 3Q23 - Gold

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]		Tantahuatay
	3Q23		3Q23		3Q23		3Q23		3Q23
Au Ounces Sold Net		27,932		1,780		3,553		33,265		21,237

Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	44,648	1,598	5,656	3,178	84,242	23,711	134,546	4,045	18,910	890
Exploration in Operating Units	10,695	383	109	61	1,614	454	12,418	373	4,747	224
Royalties	3,235	116	0	0	0	0	3,235	97	0	0
Comercial Deductions[3]	3,870	139	8	5	47,382	13,336	51,260	1,541	221	10
Selling Expenses	1,476	53	12	7	2,579	726	4,067	122	245	12
Administrative Expenses	9,740	349	812	456	2,535	714	13,087	393	1,002	47
Other, net	2,378	85	252	142	1,710	481	4,340	130	-110	-5
Sustaining Capex[4]	2,364	85	1,732	973	13,720	3,862	17,817	536	719	34

By-product Credit	-21,851	-782	-166	-93	-178,500	-50,241	-200,518	-6,028	-1,938	-91

All-in Sustaining Cost	56,555	2,025	8,416	4,729	-24,718	-6,957	40,253	1,210	23,796	1,121

All-in Sustaining Cost for 3Q23 - Copper

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]
	3Q23		3Q23		3Q23		3Q23
Cu MT Sold Net		16		0		17,786		17,802

Income Statement & Cash Flow	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu

Cost of Sales	44,648	2,769,727	5,656	-	84,242	4,736	134,546	7,558
Exploration in Operating Units	10,695	663,462	109	-	1,614	91	12,418	698
Royalties	3,235	200,682	0	-	0	0	3,235	182
Comercial Deductions[3]	3,870	240,072	8	-	47,382	2,664	51,260	2,879
Selling Expenses	1,476	91,563	12	-	2,579	145	4,067	228
Administrative Expenses	9,740	604,218	812	-	2,535	143	13,087	735
Other, net	2,378	147,519	252	-	1,710	96	4,340	244
Sustaining Capex[4]	2,364	146,672	1,732	-	13,720	771	17,817	1,001

By-product Credit	-75,316	-4,672,208	-2,990	-	-38,506	-2,165	-116,813	-6,562

All-in Sustaining Cost	3,090	191,708	5,592	-	115,276	6,481	123,958	6,963

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 100% from El Brocal.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 9M24 - Gold

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]		Tantahuatay
	9M24		9M24		9M24		9M24		9M24
Au Ounces Sold Net		80,949		8,525		10,676		100,151		38,526

Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	231,834	2,864	15,677	1,839	178,813	16,748	426,324	4,257	54,444	1,413
Exploration in Operating Units	29,058	359	113	13	6,449	604	35,620	356	6,069	158
Royalties	11,453	141	0	0	0	0	11,453	114	0	0
Comercial Deductions[3]	36,063	445	48	6	95,240	8,921	131,352	1,312	355	9
Selling Expenses	8,432	104	58	7	8,899	834	17,389	174	549	14
Administrative Expenses	34,554	427	1,272	149	6,942	650	42,768	427	2,701	70
Other, net	6,918	85	1,757	206	813	76	9,488	95	96	2
Sustaining Capex[4]	14,543	180	33	4	8,546	800	23,122	231	4,470	116

By-product Credit	-335,543	-4,145	-935	-110	-403,375	-37,782	-739,853	-7,387	-4,695	-122

All-in Sustaining Cost	37,312	461	18,023	2,114	-97,672	-9,148	-42,337	-423	63,988	1,661

All-in Sustaining Cost for 9M24 - Copper

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]
	9M24		9M24		9M24		9M24
Cu MT Sold Net		174		0		39,709		39,883

Income Statement & Cash Flow	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu

Cost of Sales	231,834	1,329,628	15,677	-	178,813	4,503	426,324	10,689
Exploration in Operating Units	29,058	166,655	113	-	6,449	162	35,620	893
Royalties	11,453	65,686	0	-	0	0	11,453	287
Comercial Deductions[3]	36,063	206,830	48	-	95,240	2,398	131,352	3,293
Selling Expenses	8,432	48,360	58	-	8,899	224	17,389	436
Administrative Expenses	34,554	198,176	1,272	-	6,942	175	42,768	1,072
Other, net	6,918	39,677	1,757	-	813	20	9,488	238
Sustaining Capex[4]	14,543	83,410	33	-	8,546	215	23,122	580

By-product Credit	-521,061	-2,988,423	-21,859	-	-65,717	-1,655	-608,637	-15,260

All-in Sustaining Cost	-148,206	-850,001	-2,901	-	239,986	6,044	88,879	2,228

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 100% from El Brocal.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 9M23 - Gold

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]		Tantahuatay
	9M23		9M23		9M23		9M23		9M23
Au Ounces Sold Net		87,243		6,883		8,575		102,700		36,261

Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	129,229	1,481	24,261	3,525	191,114	22,288	344,604	3,355	54,686	1,508
Exploration in Operating Units	32,699	375	438	64	5,914	690	39,051	380	10,012	276
Royalties	9,446	108	0	0	0	0	9,446	92	0	0
Comercial Deductions[3]	13,983	160	96	14	120,572	14,062	134,651	1,311	342	9
Selling Expenses	4,903	56	49	7	7,167	836	12,119	118	494	14
Administrative Expenses	31,765	364	2,206	321	7,217	842	41,188	401	3,053	84
Other, net	2,446	28	518	75	2,710	316	5,674	55	-751	-21
Sustaining Capex[4]	5,532	63	2,087	303	36,758	4,287	44,378	432	4,121	114

By-product Credit	-78,958	-905	-700	-102	-425,804	-49,659	-505,462	-4,922	-3,864	-107

All-in Sustaining Cost	151,045	1,731	28,955	4,207	-54,351	-6,339	125,649	1,223	68,093	1,878

All-in Sustaining Cost for 9M23 - Copper

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]
	9M23		9M23		9M23		9M23
Cu MT Sold Net		50		0		41,889		41,940

Income Statement & Cash Flow	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu

Cost of Sales	129,229	2,583,030	24,261	-	191,114	4,562	344,604	8,217
Exploration in Operating Units	32,699	653,588	438	-	5,914	141	39,051	931
Royalties	9,446	188,807	0	-	0	0	9,446	225
Comercial Deductions[3]	13,983	279,491	96	-	120,572	2,878	134,651	3,211
Selling Expenses	4,903	98,001	49	-	7,167	171	12,119	289
Administrative Expenses	31,765	634,919	2,206	-	7,217	172	41,188	982
Other, net	2,446	48,891	518	-	2,710	65	5,674	135
Sustaining Capex[4]	5,532	110,583	2,087	-	36,758	878	44,378	1,058

By-product Credit	-245,783	-4,912,705	-13,595	-	-79,558	-1,899	-338,936	-8,082

All-in Sustaining Cost	-15,779	-315,394	16,060	-	291,894	6,968	292,175	6,967

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 100% from El Brocal.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position

As of September 30, 2024 (unaudited) and December 31, 2023 (audited)

	2024	2023
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	457,892	219,790
Trade and other receivables	248,982	240,319
Inventories	79,620	76,527
Current income tax	6,016	15,150
Prepaid expenses	13,373	25,976
	-	-
	805,883	577,762

Non-current assets
Trade and other receivables	602,012	612,880
Investments in associates and joint venture	1,587,033	1,527,123
Property, plant, equipment and development cost	1,778,027	1,600,295
Deferred income tax asset	99,001	131,863
Prepaid expenses	21,484	22,148
Current income tax assets	1,668	1,909
Other non-financial assets	58,734	59,819
	4,147,959	3,956,037
Total assets	4,953,842	4,533,799

Liabilities and equity
Current liabilities
Trade and other payables	266,935	293,621
Financial obligations	35,889	34,219
Provisions	87,738	107,491
Income tax payable	53,414	6,274

	443,976	441,605
Non-current liabilities
Trade and other payables	9,290	5,385
Provisions	646,683	193,209
Financial obligations	262,048	672,361
Contingent consideration liability	26,224	21,614
Deferred income tax liabilities	34,518	30,414
	978,763	922,983

Total liabilities	1,422,739	1,364,588

Equity
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,539	163,372
Other reserves	31,897	31,897
Other reserves of equity	(96)	(96)
Retained earnings	2,192,001	1,841,549
Shareholders’ equity attributable to owners of the parent	3,357,079	3,006,460
Non-controlling interest	174,024	162,751
Total equity	3,531,103	3,169,211
Total liabilities and equity	4,953,842	4,533,799

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss (unaudited)

For the three-month and nine-month ended September 30, 2024 and 2023

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Sales of goods	329,017	207,705	850,235	559,489
Sales of services	2,089	3,588	4,777	10,555
Total operating income	331,106	211,293	855,012	570,044

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(153,640)	(134,863)	(399,725)	(338,695)
Unabsorbed cost due to production stoppage	(271)	(7,467)	(1,711)	(18,002)
Cost of sales of services, excluding depreciation and amortization	(759)	(1,332)	(2,292)	(3,476)
Depreciation and amortization	(43,815)	(51,264)	(119,717)	(121,816)
Exploration in operating units	(13,703)	(12,418)	(35,808)	(39,051)
Mining royalties	(5,866)	(4,439)	(15,017)	(13,381)
Total costs of sales	(218,054)	(211,783)	(574,270)	(534,421)
Gross profit (loss)	113,052	(490)	280,742	35,623

Operating income (expenses), net
Administrative expenses	(16,950)	(17,536)	(45,800)	(54,656)
Selling expenses	(7,003)	(4,277)	(18,670)	(12,745)
Exploration in non-operating areas	(6,297)	(4,553)	(16,847)	(8,715)
Reversal (provision) of contingencies	(1,245)	240	(1,878)	5,534
Other, net	204,751	(2,919)	202,187	(4,033)
Total operating income (expenses), net	173,256	(29,045)	118,992	(74,615)

Operating profit (loss)	286,308	(29,535)	399,734	(38,992)

Share in the results of associates and joint venture	48,664	46,375	150,189	113,368
Finance income	3,654	2,122	7,627	6,073
Foreign currency exchange difference	18,369	(31,176)	(572)	3,450
Finance costs	(12,969)	(13,381)	(42,377)	(43,455)
Profit (loss) before income tax	344,026	(25,595)	514,601	40,444

Current income tax	(67,756)	(11,925)	(90,049)	(22,228)
Deferred income tax	(30,385)	13,189	(37,178)	24,298
	(98,141)	1,264	(127,227)	2,070

Profit (loss) from continuing operations	245,885	(24,331)	387,374	42,514
Discontinued operations
Profit (loss) from discontinued operations	(1,459)	(167)	(1,521)	439
Net profit (loss)	244,426	(24,498)	385,853	42,953

Profit (loss) attributable to:
Owners of the parent	236,927	(28,032)	369,075	29,627
Non-controlling interest	7,499	3,534	16,778	13,326
	244,426	(24,498)	385,853	42,953

Basic and diluted profit (loss) per share, stated in U.S. dollars	0.93	(0.11)	1.45	0.12

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows (unaudited)

For the three-month and nine-month ended September 30, 2024 and 2023

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
	US$(000)	US$(000)	US$(000)	US$(000)

Cash flows from (used in) of operating activities
Proceeds from sales of goods and services	318,002	206,711	834,635	588,376
Dividends received from associates	59,902	48,961	90,169	98,323
Recovery from value added tax	9,141	9,631	32,101	42,971
Interest received	1,609	1,639	2,397	4,314
Dividends received from investments		-	1,150	150
Royalty received		-		-
Payments to suppliers and third-parties, and other net	(105,890)	(104,989)	(419,396)	(379,544)
Payments to employees	(55,682)	(33,962)	(115,268)	(100,969)
Interest paid	(16,862)	(16,081)	(35,713)	(37,590)
Short-term and low value lease payments	(12,355)	(9,884)	(32,807)	(28,159)
Income tax and royalties paid to the Peruvian State	(17,546)	(7,293)	(43,632)	(19,393)
Payment of royalties	-	(3,235)	(6,751)	(9,446)
Payments for tax litigation	(542)	(3,331)	-	(3,569)
Others minor	1,083	-	1,083	-
Net cash flows from (used in) operating activities	180,860	88,167	307,968	155,464

Cash flows from (used in) of investing activities
Collection from the sale of shares of the subsidiary Chaupiloma Dos de Cajamarca S.C.R.L.	210,000	-	210,000	-
Proceeds from sale of property, plant and equipment	3,387	2,455	9,587	6,485
Proceeds from the sale Contacto Corredores de Seguros S.A. shares to Howden	-	-	1,060	-
Proceeds from sale of investments	-	245	-	245
Payments for acquisition of property, plant and equipment	(95,448)	(59,786)	(236,769)	(145,659)
Payments for acquisition of other assets	(155)	(1,052)	(1,524)	(1,772)
Net cash flows from (used in) investing activities	117,784	(58,138)	(17,646)	(140,701)

Cash flows from (used in) financing activities
Increase of bank loans	-	-	-	49,000
Decrease (increase) of bank accounts in trust	(970)	-	(1,040)	17
Payments of bank loans	-	-	-	(49,000)
Payments of financial obligations	(7,759)	(7,758)	(23,276)	(23,276)
Dividends paid to controlling interest	-	-	(18,441)	(18,542)
Lease payments	(1,782)	(1,181)	(3,575)	(3,430)
Dividends paid to non-controlling interest	(1,787)	(1,641)	(5,888)	(1,641)
Net cash and cash equivalents used in financing activities	(12,298)	(10,580)	(52,220)	(46,872)

Increase (decrease) in cash and cash equivalents during the period, net	286,346	19,449	238,102	(32,109)
Cash and cash equivalents at beginning of period	171,546	202,360	219,790	253,918

Cash and cash equivalents at the end of the period	457,892	221,809	457,892	221,809

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2024	2023	2024	2023
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit (loss)	244,426	(24,498)	385,853	42,953

Plus (less):
Collection from the sale of shares of the subsidiary Chaupiloma Dos de Cajamarca S.C.R.L.	(210,000)	-	(210,000)	-
Share in the results of associates and joint venture	(48,664)	(46,375)	(150,189)	(113,368)
Deferred income tax (continuing operations)	30,385	(13,189)	37,178	(24,298)
Exchange difference	(18,369)	31,176	572	(3,450)
Reversal (provision) of contingencies	1,245	(240)	1,878	(5,534)
Depreciation and amortization in cost of sales	43,815	51,264	119,717	121,816
Non - cash discontinued operations	(47)	(49)	(260)	(1,637)
Provision for estimated fair value of sales	(7,488)	18	(3,272)	13,746
Workers´ participation provision	6,199	2,899	9,021	4,691
Bonus provision - executives & employes	2,816	4,447	14,309	10,391
Other minor	(3,675)	4,482	(483)	14,778

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	(19,624)	16,604	(2,752)	56,241
Inventories	6,141	(26,589)	1,199	(24,878)
Income tax credit	14,216	-	32,101	9,178
Prepaid expenses	6,771	7,677	13,267	8,855

Increase (decrease) in operating liabilities -
Trade and other accounts payable	67,071	20,476	(22,781)	(43,590)
Provisions	(11,583)	(5,101)	(15,780)	(12,619)
Income tax payable	17,865	19,535	8,221	7,435

Payments for tax litigation	(542)	(3,331)	-	(3,569)
Proceeds from dividends in associates	59,902	48,961	90,169	98,323

Net cash and cash equivalents used in operating activities	180,860	88,167	307,968	155,464

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: October 30, 2024	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer